Filing Pursuant to Rule 425

Under the Securities Act Of 1933, as amended

And deemed Filed Pursuant To Rule 14(a)-6

of the Securities Exchange Act Of 1934, as amended

Filer: NavSight Holdings, Inc.

Commission File No. 001-39493

Subject Company: NavSight Holdings, Inc.

This filing relates to the proposed merger involving NavSight Holdings, Inc. with Spire Global, Inc. pursuant to the terms of that certain Business Combination Agreement, dated as of February 28, 2021, by and among NavSight Holdings, inc. (“NavSight”), NavSight Merger Sub Inc. and Spire Global, Inc. (“Spire”).

Barron’s

Space Will Be a Software Business Too

By Nicholas Jasinski and Al Root

March 2, 2021

LINK

Pure-play space companies are popping up and investors can be forgiven if they can’t follow all the business models. There are companies offering launch services, those that will build small satellites for customers, and even companies that plan to move satellites to different orbits like how FedEx delivers packages from a distribution center to consumers’ doorsteps.

Spire is already selling data using tiny satellites with multiple radio-frequency sensors that the company calls LEMURs, short for Low Earth Multi-Use Receiver. Courtesy of Spire

It’s mind bending and, literally, out of this world. But there are also other space companies whose business models should be more familiar to investors and are easier to understand. Their value will come from selling subscriptions. Specifically, they want to sell you data coming from a myriad of sensors now floating above the earth.

One of those companies is Spire Global, which will go public by merging with a special purpose acquisition company, or SPAC, called NavSight Holdings (ticker: NSH). That deal was announced on Monday, and is expected to close this summer when NavSight’s ticker will change to “SPIR.”

Spire runs a constellation of over 100 satellites, which collect 5 terabytes of data each day and beam it down to the company’s 70 ground antennas in 16 countries. It then processes and analyzes that data—which covers every spot on earth 10 times a day and can be used to track ships, planes, or weather—and sells access to customers on a subscription basis.

“Spire is a space-based SaaS company,” says its CEO Peter Platzer.

SaaS is short for software as a service. Software becomes a service when customers pay monthly or yearly fees instead of buying one-off licenses when there’s a new release or update. Most of the software industry has converted its pricing model to SaaS-based models.

Investors prefer that because it gives them greater visibility into a company’s future cash flows and makes its revenues recurring. Software components of the S&P 500 have gained a total of about 130% over the past three years. That’s far better than the comparable 45% total gain of the S&P 500 over the same span.

Spire’s constellation is operational and the company is already selling data. It’s made up of relatively tiny satellites, each with multiple radio-frequency sensors, which Spire calls LEMURs, for Low Earth Multi-Use Receiver. The satellites’ sensors collect data both from the surface of the earth and from the atmosphere. Its 150 or so customers include maritime logistics companies that can track all their ships in real time, improving utilization and reducing waste.

“We are fully deployed and what this transaction allows us to do is to pump resources into sales, marketing, and product development,” Platzer tells Barron’s. “It’s not about building the infrastructure or inventing something brand new.”

Spire plans to have more than $900 million in sales by 2025, up from about $54 million projected for 2021. What’s more, Spire plans to generate about $425 million in earnings before interest, taxes, depreciation, and amortization, or Ebitda, by 2025 and generate positive free cash flow in 2023.

The SaaS model means some attractive profit margin forecasts. The capital expenditures required to get Spire’s constellation into orbit have already been spent, and the company will only need to launch new satellites when there are new sensors or technologies it wants to offer. The marginal cost of adding a new customer is minimal, Platzer says. Spire’s forecast is for 91% gross margins and 84% free cash flow conversion once the business is mature in 2025.

Spire has a head start, but the true test of its business—and margins—will be several years down the road. As commercial access to space becomes cheaper and easier, competitors will become more prevalent.

The merger values Spire stock at about $1.6 billion, based on 164 million shares outstanding on a fully diluted basis. Based on where NavSight stock closed on Monday—at $10.99, up 5%—Spire stock is worth about $1.8 billion.

Spire will get about $445 million in cash after fees from the deal—$230 million from NavSight’s trust and $245 million from a public investment in private equity, or PIPE, funded by Tiger Global Management, BlackRock, and other investors at $10 a share.

Write to Al Root at allen.root@dowjones.com and Nicholas Jasinski at Nicholas.Jasinski@barrons.com

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Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination transactions (the “Transactions”) between Spire Global, Inc. (“Spire”) and NavSight Holdings, Inc. (NavSight”), including statements regarding the benefits of the Transactions and the anticipated timing of the Transactions. Forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, expectations of achieving and maintaining profitability, projections of total addressable markets, market opportunity and market share, net proceeds from the Transactions, potential benefits of the Transaction and the potential success of Spire’s market and growth strategies, and expectations related to the terms and timing of the Transactions. These statements are based on various assumptions and on the current expectations of NavSight’s and Spire’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of NavSight’s securities, (ii) the risk that the Transactions may not be completed by NavSight’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NavSight, (iii) the failure to satisfy the conditions to the consummation of the Transactions, including the approval by the stockholders of NavSight, the satisfaction of the minimum trust account amount following redemptions by NavSight’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the Transactions, (v) the risk that the proposed Transactions may not generate expected net proceeds to the combined company; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transactions, (vii) the effect of the announcement or pendency of the Transactions on Spire’s business relationships, performance, and business generally, (viii) risks that the Transactions disrupt current plans of Spire and potential difficulties in Spire employee retention as a result of the Transactions, (ix) the outcome of any legal proceedings that may be instituted against Spire or against NavSight related to the Transactions, (x) the ability to maintain the listing of NavSight’s securities on The New York Stock Exchange, (xi) volatility in the price of NavSight’s securities, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Transactions, and identify and realize additional opportunities, and (x) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive space-based data analytics industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NavSight’s final prospectus filed on September 11, 2020, and other documents filed, or to be filed, by NavSight with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Spire and NavSight assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Spire nor NavSight gives any assurance that either Spire or NavSight will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed Transactions contemplated by the business combination agreement, NavSight intends to file a registration statement on Form S-4 that includes a joint proxy statement/prospectus (the “Registration Statement/Proxy Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of NavSight’s common stock in connection with NavSight’s solicitation of proxies for the vote by NavSight’s stockholders with respect to the proposed Transactions and other matters as described in the Registration Statement/Proxy Statement and a prospectus relating to the offer of the securities to be issued to Spire’s stockholders in connection with the proposed Transactions. The Registration Statement/Proxy Statement will be sent to all NavSight stockholders once it has been filed and declared effective. NavSight also will file other documents regarding the proposed Transactions with the SEC. Investors and security holders of NavSight and other interested parties are urged to read the Registration Statement/Proxy Statement, any amendments thereto and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Transactions as they become available because they will contain important information about the proposed Transactions.

Investors and security holders will be able to obtain free copies of the Registration Statement/Proxy Statement and all other relevant documents filed or that will be filed with the SEC by NavSight through the website maintained by the SEC at www.sec.gov or by directing a request to: NavSight Holdings, Inc., 12020 Sunrise Valley Drive, Suite 100, Reston, VA 20191.

Participants in Solicitation

NavSight and Spire and their respective directors and officers may be deemed to be participants in the solicitation of proxies from NavSight’s stockholders in connection with the proposed Transactions. Information about NavSight’s directors and executive officers and their ownership of NavSight’s securities is set forth in NavSight’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Transactions may be obtained by reading the Registration Statement/Proxy Statement and other relevant materials to be filed with the SEC regarding the proposed Transactions when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.